Exhibit 99.2

HN

August 2014 AMIRA www.amirafoods.com

3 Forward Looking Statement This release contains forward - looking statements within the meaning of the U.S. federal securities laws. These forward - looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward - looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward - looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward - looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward - looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward - looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward - looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

4 Amira Team Rajesh Arora Sr. Executive Director Finance Karan A. Chanana Chairman, Chief Executive Officer Bruce Wacha Chief Financial Officer Ashish Poddar Executive Director Finance

Q1 2015 Financial Highlights

Revenue



$180
$120
$60
$0
($ in millions)
25.9%
$110.3
$138.8
2014
2015

Adjusted EBITDA



$30
$20
$10
$0
($ in millions)
30.9%
$14.6
$19.1
2014
2015
% margin
13.2%
13.7%

Adjusted EPS



$0.40
$0.30
$0.20
$0.10
$0.00
($ per share)
23.8%
$0.21
$0.26
2014
2015

Key drivers

Revenue increase by $28.5 million, or 25.9% to $138.8 million driven by increased sales volumes, pricing and mix both in India and internationally, versus the same quarter one year ago

Sales in India increased by $9.6 million or 20.9% to $55.8 million (an increase of 30.3% in Rupees), while non-India or international sales increased by $18.9 million or 29.5% to $83.0 million

Amira branded and third party branded sales increased by $31.0 million or 29.3% to $136.8 million; Institutional sales were $2.0 million compared to $4.4 million a year ago

Adjusted EBITDA increased by approximately $4.5 million or 30.9% to $19.1 million, with adjusted EBITDA margins increasing by 50 bps to 13.7%

Margins benefited from improvements in both cost of materials including change in inventory of finished goods and freight, forwarding and handling – approximately 140bps and 240bps of improvement, respectively

Gains were offset in part by slight increases in employee benefit costs and other expenses

Adjusted profit after tax increased by $1.8 million or 24.7% to $9.3 million

Adjusted EPS increased by 23.8% to $0.26 per share from $0.21 per share in the year earlier quarter

Note: includes full benefit of Basmati Rice GmbH which was acquired in January 2014;
Adjusted EBITDA and Adjusted EPS exclude the impact of non cash compensation; weighted average diluted shares were 35.7million and 35.9million for the first quarter 2014 and 2015, respectively. Please see "Non-IFRS Measures" in this release for a reconciliation of Adjusted EBITDA and Adjusted profit after tax to the IFRS measure of profit after tax.

6 Q1 2015 Revenue Mix Branded vs. Institutional Revenue Mix India vs. International Revenue Mix Amira and Third Party Branded Sales Note: Sales to Institutional clients were $2.0 million in Q1 2015 from $4.4 million in Q1 2014 Amira and Third Party Branded , 99% Institutional , 1% India Sales International Sales 64 83 0 40 80 120 Q1 '14 Q1 '15 ($ in millions) 29.5% International , 60% India , 40% Note: India sales increased 30.3% in Rupees 106 137 0 60 120 180 Q1 '14 Q1 '15 ($ in millions) 29.3% 46 56 0 20 40 60 80 Q1 '14 Q1 '15 ($ in millions) 20.9%

7 Q4 2014 Q1 2015 Inventories $255.0 $265.7 % LTM sales 46.6% 46.1% Trade receivables $80.9 $71.4 % LTM sales 14.8% 12.4% Trade payables $41.2 $23.7 % LTM sales 7.5% 4.1% Net Adjusted working capital $298.2 $311.1 % LTM sales 54.5% 54.0% Key Working Capital Items Note: Net working capital includes inventories, trade receivables, prepayments, other current assets, trade payables, and oth er current liabilities . LTM sales and LTM adjusted EBITDA are illustrative and have not been audited. A reconciliation is included in the app endix. $ in millions Q4 2014 Q1 2015

8 Q4 2014 Q1 2015 Cash equivalents and deposits $37.6 $32.8 Total debt $184.8 $182.9 LTM adjusted EBITDA $75.5 $80.0 Total debt / LTM adjusted EBITDA 2.4x 2.3x Net debt / LTM adjusted EBITDA 2.0x 1.9x Key Capital Structure Items $ in millions Q4 2014 Q1 2015 Note: LTM sales and LTM adjusted EBITDA are illustrative and have not been audited. A reconciliation is included in the appendix.

9 IPO (June 2012) Q1 2015 LTM Revenue $342.0 $ 575.9 Adjusted EBITDA $41.9 $80.0 % Adjusted EBITDA margin 12.3% 13.9% Share price $10.00 $15.76 Market cap $356.7 $573.7 Enterprise value $416.5 $723.9 Enterprise value / Adj. LTM EBITDA 10.0x 9.0x Progress Update: Amira at Time of IPO vs. Today $ in millions IPO (June 2012) Q1 2015 LTM Note: Financials for IPO based on June 2012 LTM as provided in the IPO prospectus; share price, market cap and enterprise val ue calculated based on $10.00 per share initial offer price. FY 2014 based on year end financials; share price; market cap and enterprise value base d o n closing price at August 27, 2014 of $15.76. Note : LTM sales and LTM adjusted EBITDA are illustrative and have not been audited. A reconciliation is included in the appendix.

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 10 Outlook Long term FY 2015 Revenue 20% + growth $1.0 billion Adjusted EBITDA 20% + growth $150 million 32

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 11 Appendix

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 12 Consolidated Statements of Profit or Loss Three months ended June 30, 2014 June 30, 2013 Revenue $138,812,972 $110,285,088 Other income 50,459 37,876 Cost of materials (144,236,899) (89,871,922) Change in inventory of finished goods 35,988,839 2,368,511 Employee benefit expenses (2,558,508) (2,144,918) Depreciation and amortization (620,052) (488,883) Freight, forwarding and handling expenses (4,875,737) (6,541,015) Other expenses (5,443,596) (3,421,597) $17,117,478 $10,223,140 Finance costs (7,031,586) (5,163,522) Finance income 636,046 784,977 Other gains and losses 1,262,567 3,758,638 Profit before tax $11,984,505 $9,603,233 Income tax expense (2,775,690) (2,256,537) Profit after tax for the period $9,208,815 $7,346,696 Profit after tax for the period attributable to: Shareholders of the Company 7,304,386 5,880,748 Non - controlling interest 1,904,429 1,465,948 Earnings per share Basic earnings per share $0.25 $0.21 Diluted earnings per share $0.25 $0.21

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 13 Consolidated Statements of Financial Position As of June 30, 2014 As of March 31, 2014 ASSETS Non - current Property, plant and equipment 22,932,608 23,284,918 Goodwill 1,715,677 1,727,338 Other intangible assets 2,162,311 2,262,731 Other long - term assets 474,135 485,731 Total non - current assets $27,284,731 $27,760,718 Current Inventories 265,659,869 254,952,549 Trade receivables 71,430,171 80,882,986 Derivative financial assets 1,703,560 2,352,886 Other financial assets 8,521,456 9,768,514 Prepayments 11,401,333 8,361,244 Other current assets 926,012 765,655 Cash and cash equivalents 32,772,640 37,606,098 Total current assets 392,415,041 394,689,932 Total assets $419,699,772 $422,450,650 EQUITY AND LIABILITIES Equity Share capital 9,119 9,115 Share premium 82,859,746 82,804,750 Other reserves (2,975,498) (3,312,575) Retained earnings 81,639,073 74,334,687 Equity attributable to shareholders of the Company 161,532,440 153,835,977 Equity attributable to non - controlling interest 19,991,851 18,005,030 Total equity $181,524,291 $171,841,007 Liabilities Non - current liabilities Defined benefit obligations 285,321 246,548 Debt 2,278,595 2,739,414 Deferred tax liabilities 6,452,263 6,666,270 Total non - current liabilities $9,016,179 $9,652,232 Current liabilities Trade payables 23,699,654 41,197,158 Debt 180,648,431 182,103,347 Current tax liabilities (net) 12,677,147 9,644,944 Other financial liabilities 10,617,040 6,031,593 Other current liabilities 1,517,030 1,980,369 Total current liabilities $229,159,302 $240,957,411 Total liabilities $238,175,481 $250,609,643 Total equity and liabilities $419,699,772 $422,450,650

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 14 Consolidated Statements of Cash Flows June 30, 2014 June 30, 2013 (A) CASH FLOW FROM OPERATING ACTIVITIES Profit before tax for the period $11,984,506 $9,603,233 Adjustments for non - cash items 1,769,789 (2,052,334) Adjustments for non - operating incomes and expenses 6,394,564 4,374,563 Changes in operating assets and liabilities (19,176,646) 6,585,808 $972,213 $18,511,271 Income taxes paid (180,493) (225,043) Net cash generated from operating activities $791,720 $18,286,228 (B) CASH FLOW FROM INVESTING ACTIVITIES Purchase of property, plant and equipment $(590,823) $(315,703) Purchase of intangible assets - (67,286) Proceeds from sale of property, plant and equipment 1,307 5,332 (Investments in)/ proceeds from term deposits 2,286,850 (749,369) Purchase of short term investments (16,700) (81,000) Interest income 312,975 171,491 Net cash generated from/ (used in) investing activities $1,993,609 $(1,036,535) (C) CASH FLOWS FROM FINANCING ACTIVITIES Net repayment of short term debt (1,453,709) (7,765,937) Repayment of long term debt (460,819) (500,743) Interest paid (5,756,705) (4,861,822) Net cash generated from/(used in) financing activities $(7,671,233) $(13,128,502) (D) Effect of change in exchange rate on cash and cash equivalents 52,446 (4,779,534) Net increase/(decrease) in cash and cash equivalents $(4,833,458) $(658,342) Cash and cash equivalents at the beginning of the period 37,606,098 33,270,338 Cash and cash equivalents at the end of the period $32,772,640 $32,611,996

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 15 Non IFRS Measures In evaluating our business, we consider and use the non - IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non - IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non - cash expense for share - based - compensation for three months ended June 30, 2014 and 2013, respectively (3) adjusted profit after tax, as profit after tax plus non - cash expense for share - based compensation for three months ended June 30, 2014 and 2013, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non - controlling shareholders of Amira India; (5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total current and non - current debt minus cash and cash equivalents. We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non - IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non - recurring IPO - related expenses the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non - cash expenses. We also present these non - IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry . We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non - current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non - IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 16 Non IFRS Reconciliations for Adj. EBITDA and Adj. Profit After Tax Three months ended June 30, 2014 Three months ended June 30, 2013 Profit after tax $9,208,815 $7,346,696 Add: Income tax expense 2,775,690 2,256,537 Add: Finance costs (net of finance income) 6,395,540 4,378,545 Add: Depreciation and amortization 620,052 488,883 EBITDA $19,000,097 $14,470,661 Add: Non - cash expenses for share based compensation 59,722 85,811 Adjusted EBITDA $19,059,819 $14,556,472 Three months ended June 30, 2014 Three months ended June 30, 2013 Profit after tax (PAT) $9,208,815 $7,346,696 Add: Non - cash expenses for share based compensation 59,722 85,811 Adjusted profit after tax $9,268,537 $7,432,507

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 17 Non IFRS Reconciliation for Adjusted Earnings Per Share Three months ended June 30, 2014 Three months ended June 30, 2013 Profit after tax $9,208,815 $7,346,696 Profit attributable to Shareholders of the company (A) $7,304,386 $5,880,748 Weighted average number of shares (for Basic earnings per share) (B) 28,676,204 28,661,998 Dilutive impact of stock options as converted in equivalent number of shares (C) 241,188 - Weighted average number of shares (for Diluted earnings per share) (D) = (B) + (C) 28,917,392 28,661,998 Shares issuable under exchange agreement (E) 7,005,434 7,005,434 Basic Earnings per share as per IFRS (A) ÷ (B) $0.25 $0.21 Diluted Earnings per share as per IFRS (A) ÷ (D) $0.25 $0.21 Profit after tax (PAT) $9,208,815 $7,346,696 Add: Non - cash expense for share based compensation 59,722 85,811 Adjusted profit after tax, $9,268,537 $7,432,507 Weighted average number of shares (including dilutive impact of share options granted) and the ordinary shares subject to the exchange agreement between us and the non - controlling shareholders of Amira India 35,922,826 35,667,432 Adjusted earnings per share $0.26 $0.21

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 18 Q1 2015 LTM Revenue and EBITDA Reconciliation FY 2013 FY 2014 (A) Q1 2014 (B) Q1 2015 (C) LTM Q1 2015 (A) – (B) + (C) Revenue $413.7 $547.3 $110.3 $138.8 $575.8 Adjusted EBITDA $52.4 $75.5 $14.6 $19.1 $80.0 Adjusted Profit After Taxes $21.2 $41.0 $7.4 $9.3 $42.8 ($ in USD millions)

255 - 204 - 102 204 - 204 - 204 238 - 228 - 87 155 - 203 - 239 Shading/Highlighting colors 255 - 240 - 201 222 - 112 - 8 212 - 176 - 18 142 - 72 - 3 180 - 40 - 36 117 - 40 - 28 205 - 120 - 1 82 - 67 - 46 126 - 190 - 238 148 - 185 - 182 198 - 217 - 206 19